Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282188

COLLER PRIVATE CREDIT SECONDARIES
(the “Fund”)

Supplement dated February 25, 2026

to the Prospectus and

Statement of Additional Information (“SAI”), each dated December 23, 2025

Capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meaning as given in the Prospectus and/or SAI.

On January 22, 2026, CICAP Limited (“Coller Capital”) announced that it had entered into a definitive agreement with EQT AB (“EQT”) pursuant to which EQT will acquire 100% of the equity ownership interests of Coller Capital in a stock and cash acquisition (the “Transaction”). The Transaction is currently expected to close in the third quarter of 2026, subject to certain regulatory and other customary conditions to closing. The closing of the Transaction will result in an “assignment” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), of the Fund’s currently effective Investment Advisory Agreement (the “Current Advisory Agreement”), which will trigger an automatic termination of the Current Advisory Agreement pursuant to Section 13 therein and under the 1940 Act.

Following the closing of the Transaction, it is anticipated that Coller Capital will continue to operate independently as a standalone entity under the ownership of EQT. To facilitate the Fund’s continued operation under the current advisory arrangement with the Adviser and its personnel after the Transaction closes, at a meeting of the Board of Trustees of the Fund, the Independent Trustees (i) approved a new investment management agreement with the Adviser (the “New Advisory Agreement”); and, (ii) voted to seek shareholder approval of the New Advisory Agreement which, if approved, will take effect upon the closing of the Transaction. The expenses incurred in connection with seeking shareholder approval of the New Advisory Agreement will be paid by the Adviser.

The terms of the New Advisory Agreement are substantially identical to the terms of the Current Advisory Agreement. In particular the advisory fees payable to the Adviser by the Fund under the New Advisory Agreement are identical to the advisory fees payable under the Current Advisory Agreement.

Additionally, Helen Lamb has resigned as a Trustee from the Board of Trustees of the Fund. All references to Ms. Lamb as a Trustee throughout the Fund’s SAI are hereby removed.

Please retain this document for your future reference.